DM

18005690

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-52113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alyssa LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas, 10th floor
(No. and Street)

New York	NY	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alessandro Giacometti — 212-863-2336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road	Wilton	CT	06897
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Alessandro Giacometti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alyssa LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A. Giacometti
Signature

President / CEO
Title

Natalie Knapp
Notary Public

NATALIE KNAPP
NOTARY PUBLIC
NO. 01KN6247430
QUALIFIED IN SUFFOLK COUNTY
COMM. EXP. 08/29/2019
STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Alyssa LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alyssa LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Halpern & Associates, LLC

Halpern & Associates LLC

We have served as the Company's auditor since December 31, 2015.

Wilton, CT
February 20, 2018

SEC
Mail Processing
Section

MAR 01 2018

Washington DC
408

Alyssa LLC
Financial Statements
For the Year Ended December 31, 2017

PUBLIC

Alyssa LLC
Statement of Financial Condition
As of December 31, 2017

Assets	
Cash	$ 56,410
Investments at fair value (Cost $86,015)	87,782
Prepaid expenses	2,648
Total Assets	$ 146,840
Liabilities and Member's Equity	
Accounts payable	$ 11,695
Total Liabilities	11,695
Member's Equity	135,145
Total Liabilities and Member's Equity	$ 146,840

The accompanying notes are an integral part of this statement.

Alyssa LLC
Notes to Financial Statements
For the Year Ended December 31, 2017

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Alyssa LLC (the "Company") is a Delaware limited liability company which was organized on July 6, 1999. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company acts as a placement agent and offers other financial services in identifying and assisting investors with investing in alternative investment funds or any other investments managed by firms in the United States of America and/or other countries.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the member. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. The Company's 2014 through 2017 tax years are open for examination by the U.S. federal, state or local tax authorities.

Revenue Recognition

The Company recognizes management and advisory fees as earned which is generally on a monthly basis.

The Company records gains and losses on sales of securities on the trade date. Dividend and interest income is recognized when earned.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Common Stocks

The fair value of equity securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers. Investments are used for trading purposes. Gains and losses are recorded in earnings.

2. Related Party Transactions

On May 1, 2009 the Company entered into a one year, renewable, administrative and other services agreement (the "Agreement") with HQ Capital International L.P. ("HQC"), a former member of Alyssa LLC and current employer of the Company's President.

The key terms of the Agreement are as follows:

- HQC will make available all office space, including reasonable use of conference rooms;
- HQC will supply all furniture, equipment, supplies and fixtures used by the Company in the office;
- HQC will furnish, without specific charge, telephone and other communication equipment in the office;
- HQC will furnish receptionist, clerical, filing and other administrative services in the office;
- HQC will provide computer systems access with its back-up system and emergency plans.

The Agreement automatically renews after one year unless either party terminates in writing 60 days before the annual renewal date. The fees for these services are based on the Company's usage and reviewed quarterly by HQC and the Company. The Company was charged $6,000 in fees for the above described services for the year ended December 31, 2017. $1,500 relating to the Agreement remained outstanding as of December 31, 2017 and is included in accounts payable.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2017, the Company's net capital balance as defined by SEC Rule 15c3-1 was $119,330, which exceeded the minimum requirement of $5,000. At December 31, 2017, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.098 to 1.0.

4. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers through one or more bank accounts, each designated as a "Special Account for the Exclusive Benefit of Customers of the Company."

5. Fair Value of Financial Instruments

The assets and liabilities that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Trading Securities:				
Common Stock	$ 87,782	$ -	$ -	$ 87,782
Total investments at fair value	$ 87,782	$ -	$ -	$ 87,782

The Company's common stocks are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets.

6. Commitments and Contingencies

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position or operations of the Company.

7. Guarantees

The Company has issued no guarantees effective at December 31, 2017 or during the year then ended.

8. Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2017, the Company had not entered into any subordinated loan agreements.

9. Subsequent Events

Effective January 25, 2018, there has been a change in the management of the Company. It is not anticipated that this will have any negative impact on the operations.